Morgan Stanley Dean Witter Utilities Fund


Item 77.C.     Matters Submitted to a Vote of Security Holders  -
August 4, 1999+

     Approval of a change in the Fund's investment objective from current income and long-term growth of income and capital to capital appreciation and current income:

For:          65,048,659                  Against:      4,029,729
Abstain: 7,361,918


      Approval of exchange in the Fund's investment restriction from investing 25% or more of its assets in the public utilities industry to investing 25% or more of its assets in the utilities industry.
Item 77c -utilities